Exhibit 99.1

Pembina Pipeline Corporation Receives Clearance From The Competition Bureau to Proceed With Proposed Acquisition of Provident Energy Ltd.

CALGARY, March 15, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina") and Provident Energy Ltd. ("Provident") announced today that they have received clearance from the Competition Bureau of Canada to proceed with Pembina's proposed acquisition of Provident by way of its previously announced plan of arrangement (the "Arrangement"). The parties previously received clearance to proceed with the Arrangement pursuant to the Canada Transportation Act. The receipt of these clearances satisfies two of the closing conditions of the Arrangement between Pembina and Provident.

The remaining conditions to complete the Arrangement are the approval of the Arrangement by at least 66 2/3 percent of holders of Provident shares represented in person or by proxy at the special meeting of Provident shareholders, the approval of the issuance of Pembina shares to Provident shareholders under the Arrangement by a simple majority of the votes cast by the holders of Pembina shares represented in person or by proxy at the special meeting of Pembina shareholders, approval by the Court of Queen's Bench of Alberta, the receipt of all necessary regulatory approvals, and the satisfaction of certain other closing conditions customary in transactions of this nature. It is expected that the Arrangement will be completed on or about April 2, 2012.

The special meetings of Provident and Pembina shareholders will be held on March 27, 2012 in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada. The special meeting of Provident shareholders will commence at 9:00 a.m. (MDT) and the special meeting of Pembina shareholders will commence at 10:30 a.m. (MDT). All shareholders are encouraged to vote in person or by proxy.

Pembina and Provident have retained Georgeson Shareholder Communications Canada Inc. ("Georgeson") to act as proxy solicitation agent and to respond to inquiries from shareholders. Georgeson may be contacted by telephone toll free in North America (for Provident shareholders 1-866-656-4123 or, for Pembina shareholders 1-888-605-8413) or by email at askus@georgeson.com.

About Pembina

Pembina Pipeline Corporation transports crude oil and natural gas liquids produced in western Canada, owns and operates oil sands pipelines and has a strong presence in midstream and marketing and gas services sectors. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange ("TSX") under the symbols PPL and PPL.DB.C respectively.

About Provident

Provident is a Calgary-based corporation that owns and manages a natural gas liquids infrastructure and logistics business. Provident's facilities are strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders. Provident's common shares are traded on the TSX and the New York Stock Exchange under the symbols PVE and PVX, respectively. Provident's convertible debentures are traded on the TSX under the symbols PVE.DB.E and PVE.DB.F.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements ("forward-looking statements") within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "proposed", "may", "expected" and similar expressions are intended to identify forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements concerning the timing of the special meetings of Pembina and Provident shareholders and publication of related shareholder materials to consider the proposed Arrangement and the expected completion date of the Arrangement.

The forward-looking statements in this news release are based on certain key expectations and assumptions made by Pembina and Provident, including the receipt, in a timely manner, of regulatory, shareholder and third-party approvals in respect of the proposed Arrangement. Although Pembina and Provident believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Pembina and Provident can give no assurance that they will prove to be correct.

This news release also contains forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement. Pembina and Provident have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third-party approvals; and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including inability to secure necessary regulatory, court or other third-party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements and are made as of the date of this news release. The parties do not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

%CIK: 0001142229

For further information:

Pembina

Investor Inquiries:
Scott Burrows
Senior Manager, Corporate Development and Planning
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

Provident

Investor and Media Inquiries:
Raina Vitanov
Manager, Investor Relations
(403) 231-6710
email: info@Providentenergy.com

CO: Provident Energy Ltd.

CNW 12:00e 15-MAR-12